SUPER CHAMP GROUP LIMITED
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

June 3, 2010

Michael Clampitt, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re:	Super Champ Group Limited
Registration Statement on Form 20-F/A
File No. 000-53940
Filed May 26, 2010

Dear Mr. Clampitt:

We are today filing amendment No. 2 to the above captioned registration statement.  I am writing in response to your letter dated June 1, 2010.  The Staff’s comments are set forth and indented below, each followed by our response.

Registration Statement on Form 20-F/A filed May 26, 2010

General

1.
Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1034, even if we have not completed the review process of your filing.  If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

Response to Comment 1

We have noted your comment.

Risk Factors, page 6

2.	We note your response to Comment 2 of our letter dated May 5, 2010. Please revise your Risk Factor on page 6 that begins “We cannot assure you” to eliminate this type of assurance language.

Response to Comment 2

As suggested, we have revised the risk factor on page 6 to replace the “cannot assure” language with an affirmative explanation of risk.  We have also eliminated the “no assurance” language from the one other risk factor in which it appeared.

Item 10.  Additional Information, page 13

3.
We note your response to Comment 17 of our letter dated May 5, 2010.  It appears that the modifications to Item 10.B that you referred to in your response were not made to your registration statement.  In this regard we note that there appears to be an incomplete sentence that begins “Memorandum and Articles of Association” at the end of the first paragraph in this section.  Please clarify to us and revise your registration statement in accordance with Comment 17 from our letter dated May 5, 2010.

Response to Comment 3

The phrase “Memorandum and Articles of Association” is a section heading that wandered from its proper spot during editing.  We have relocated it in this amendment.  We have also again reviewed the Memorandum and Articles of Association and summarized in this section any items that appear to be material to investors in the company.

Sincerely,

/s/ Wei Guo

Wei Guo
Chief Executive Officer